File No. 70-9189

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           Form U-l/A
                         Amendment No. 3
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation

     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________

                         Naomi Nakagama
           Senior Vice President-Finance and Treasurer
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


           Laurence M. Hamric, Esq.     William  T.  Baker,  Jr.
           Ann G. Roy, Esq.             Esq.
           Entergy Services, Inc.       Reid & Priest LLP
           639 Loyola Avenue            40 West 57th Street
           New Orleans, LA 70113        New York, NY  10019

Item 1. Description of Proposed Transactions.

     Section D Form U-1, Compliance with Rules 53 and 54, is hereby amended and by deletion of the last sentence of the second paragraph and the substitution of the following sentence:

          Entergy states that, but for the windfall profits tax, aggregate earnings from EWGs and FUCOs would have made a positive contribution to Entergy's retained earnings for the year ended December 31, 1997.

     Section D is further amended by deletion of $883 in the fourth line of paragraph 5 aand the substitution of $904.7, and by the deletion of $811.5 in the eighth line of paragraph 5 and the substitution of $833.1.

     Section E is amended by the addition of the following sentence at the end of the paragraph:

          Entergy further states that as of September 30, 1992, before the original investment by Entergy in EWGs or FUCOs, Entergy's consolidated debt to total capital ratio was 54.6% and its consolidated equity to total capital ratio was 45.4%, and as of March 31, 1998, Entergy's consolidated debt to total capital ratio was 57.1% and its consolidated equity to total capital ratio was 42.9%.

                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Amendment No. 3 to the Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                      ENTERGY CORPORATION


                               By:     /s/ Michael G. Thompson
                                            Michael G. Thompson
                                  Senior Vice President, General Counsel
                                          and Secretary



Dated:  June 29, 1998